Lunchwale Pitch 2m.48 sec mp4.mp4

Busy with daily office work, haven't yet planned for lunch. No worries. Presenting lunchwale corporate lunch. Pre-set meals, veggie and non veg for four ninety nine with free delivery to order sign in and just text two letters, one V for one veggie meal or one N for one non veggie meal before 10 a.m. to 4, 2, 4, 5, 2, 3, 9000. Your lunch is on its way to your office. For more details, visit. lunchwale.co

The best part is we cook or run kitchens!

Mission

Lunchwale means "The Lunch People"Lunchwale is not just a catchy name its a brand with a purpose. Lunchwale offers delicious, affordable branded lunches delivered free of charge at the door and is a boon to the working community.

Our vision is to reach every city in the US and ultimately the world! Quite frankly, lunch at work will never be the same again!Lunchwale allows vendor restaurant to utilize their idle kitchen resources to cater to our before 10 am bulk business thus providing additional value to their bottom line without interfering with their daily work routines.

Our customers are our brand ambassadors, constantly demonstrating their appreciation for our service through testimonials and word of mouth advertising.Making money and keeping vendors and customers happy & satisfied is our motto.

"When the PRICE is Unbelievable and unbeatable,

 QUALITY is Great, QUANTITY is terrific, chances are SUCCESS will Chase YOU"

How would you know if Success is chasing you?

Customers will go out of the way to buy your product!

Almost all of Lunchwale Customers pay 500% Advance Payment upfront to buy lunch!

see how your business compares with Insight*TM

94 Congrats! you're one of the top performing sites.

overview last 30 days.

2784 page views, 400 orders, $9069.24 store sales.

Here's Why?

Lunchwale provides corporate lunch service

just for $4.99 per meal comprising of 7 items:

One portion of Steamed RiceOne portion of Flavoured Rice One Chapati (Indian Bread)One Veggie CurryOne Fry ItemOne Chicken Curry or Dal (Lentil)One Sweet Dessert to go with.that's not all and...FREE DELIVERY!

Lunchwale Pitch 2m.48 sec mp4.mp4

The Best partNearly ZERO fixed costs!

yes, you heard it right! ZERO fixed cost!

How?

Because we don't cook or run kitchens,

we outsource food

eliminating ALL the messy expenses like Bank Loans, Interest, Huge Rentals, Salaries, Wages, Power, Sewerage bills, Wastage cost, Operating Expenses.

No Marks for Guessing.

 Lunchwale could be the Next BIG THING in startups!

Fact check:

2 full years in operations

2019 up by over 200%

Customer Base: 1000+ and counting on a daily basis.

Great opportunity to scaple up to other cuisines in future like American, Mexican, Italian, Chinese, etc.,

Lunchwale Philanthrophy

Lunchwale feeds 3000 meals per annum orphan & hungry people in America since 2018.

Lunchwale *R

Corporate Lunch at Your Doorstep.

Business Hours

Mon - Fri 10 AM to 1.15 PM

Let's grow together!

Thank you.